Prospectus Supplement
                    Filed by First National Community Bancorp, Inc.
                    Pursuant to Rule 424(b)(3) under the Securities Act of 1933 In connection with a prospectus dated May 12, 1999 Registration Number 333-76933

Page 1, third paragraph

DELETE: Any holder of record of common stock is eligible to participate in the plan. We recommend that beneficial owners interested in participating in the plan directly through brokers or nominee shareholders contact their brokers or nominee shareholders to determine whether and to what extent indirect participation is available to them.

INSERT: All shareholders of common stock are eligible to participate in the plan.


Page 2

DELETE: 10 Commerce Drive

INSERT: P.O. Box 664

INSERT:  info@rtco.com
         -------------
         www.rtco.com
         ------------

Eligibility

DELETE: Generally, all record and beneficial owners are eligible to participate in the plan.

INSERT: Generally, all shareholders of common stock are eligible to participate in the plan.


Page 10

Participation

4. Who is eligible to participate?

DELETE, first paragraph: Record holders of common stock are eligible to participate in the plan directly. Beneficial owners of the common stock, whose shares are registered in names other than their own (e.g., in the name of a broker, bank nominee or trustee), must either become shareholders of record by having all or portion of their shares transferred into their own names.

INSERT, second paragraph: A broker or nominee that is a record owner of shares of Common Stock may participate in the Plan on behalf of one or more beneficial owners of shares of Common Stock in accordance with the rules and regulations established by the Company.

Page 13

16.  How does the voluntary cash payment option work?

DELETE, first paragraph: checks and money orders

INSERT: personal checks, drawn on a U.S. Bank

                            [Corporation Letterhead]


                                  July 21, 2004


Dear Shareholders:

On behalf of the board of directors of First National Community Bancorp, Inc., I am pleased to inform you that the Board of Directors has amended the Corporation's Dividend Reinvestment and Stock Purchase Plan (the "Plan") to allow shareholders whose shares are registered in names other than their own to participate in the Plan. Enclosed with this letter you will find the Prospectus for the Plan which will provide you with the information to assist you to make your decision to participate in the Plan. Also enclosed is the Dividend Reinvestment and Stock Purchase Plan Authorization Form that you will need to complete in order to participate in the Plan. I encourage you to read all the materials.

To enroll in the Plan, complete the Dividend Reinvestment and Stock Purchase Plan Authorization Form enclosed and return it to:

                  Registrar and Transfer Company
                  P.O. Box 664
                  Cranford, New Jersey 07016

We appreciate your continued ownership of the Corporation's common stock and support.

                                          Sincerely,

                                          /s/J. David Lombardi
                                          --------------------------------------
                                          J. David Lombardi
                                          President and Chief Executive Officer